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                               March 1, 2021

       Raluca Dinu, Ph.D.
       President and Chief Executive Officer
       GigCapital2, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital2, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 16,
2021
                                                            File No. 333-253146

       Dear Dr. Dinu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 16, 2021

       General

   1.                                                   Generally, securities
issued in a private transaction may not be registered for resale pursuant to Rule 415
until after the private placement is completed. In this regard, we note that the investors
do not appear to be irrevocably bound to purchase the securities because there are
conditions to closing that are within the investor's control. Section
                                                        2.(c)(iv) states that
all conditions precedent to the closing of the Notes Financing set forth in the Notes
Subscription Agreements shall have been satisfied or waived, and the Closing shall occur
concurrently with the closing of the Notes Financing. Please provide us your analysis regarding how
this registration is appropriate. For guidance, refer to Securities
                                                        Act Section 5
Compliance & Disclosure Interpretation 134.01 and 139.11.
 Raluca Dinu, Ph.D.
FirstName  LastNameRaluca Dinu, Ph.D.
GigCapital2, Inc.
Comapany
March      NameGigCapital2, Inc.
       1, 2021
March2 1, 2021 Page 2
Page
FirstName LastName
2. Confirm, if true, that you do not intend to seek acceleration of this registration statement until the transaction described in the related S-4 is completed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at
202-551-
3257 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      John F. Maselli, Esq.